Form 6-K
No. 1

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of                      February                                          2005,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.) (Registrant)

Date: February 15, 2005	By /s/ Richard S. Pietch

CONSOLIDATED RESULTS, 2004
Stockholm, February 15, 2005

•	Net sales in 2004 amounted to SEK 120,651m (124,077), and net income to SEK 3,148m (4,778), corresponding to SEK 10.55 (15.25) per share.

•	Operating income declined to SEK 4,714m (7,175), mainly due to costs for relocation of production.

•	Cash flow improved to SEK 3,224m (2,866), exclusive of proceeds on divestments in 2003.

•	Strong fourth quarter for appliances in Europe and the US, substantial decline in income for appliances in Asia

•	Restructuring to be accelerated in order to finalize most relocation of production by 2008

•	The Board proposes increasing the dividend to SEK 7.00 (6.50), dividend policy changed from 30-50% to at least 30%

•	The Board intends to spin-off the Group’s Outdoor Products operation as a separate unit.

Contents

2	CEO comments on operations in 2004

3	Net sales and income

5	Outlook for 2005

5	Cash flow

6	Financial position

7	Operations by business area

11	Restructuring to finalize relocations

12	Implementation of IFRS in 2005

13	Change in segment reporting

13	The WEEE Directive

15	Distributions of funds to shareholders

15	Spin-off of Outdoor Products

17	Asbestos Litigation in the US

18	Parent Company

19	Financial statements

	Fourth	Fourth
	quarter	quarter
Amounts in SEKm, unless otherwise stated	2004	2003	Change	2004		2003	Change
Net sales	28,620	28,315	1.1%	120,651		124,077	-2.8%
Operating income1)	1,137	1,648	-31.0%	4,714		7,175	-34.3%
Operating income, excl. items affecting comparability	1,436	1,733	-17.1%	6,674		7,638	-12.6%
Margin, %	5.0	6.1		5.5		6.2
Income after financial items	1,052	1,588	-33.8%	4,359		7,006	-37.8%
Income after financial items, excl. items affecting comparability	1,351	1,673	-19.2%	6,319		7,469	-15.4%
Margin, %	4.7	5.9		5.2		6.0
Net income	728	1,154	-36.9%	3,148		4,778	-34.1%
Net income, excl. items affecting comparability	934	1,239	-24.6%	4,435		5,241	-15.4%
Net income per share, SEK2)	2.50	3.71	-32.6%	10.55		15.25	-30.8%
Net income per share, excl. items affecting comparability, SEK2)	3.23	3.99	-19.0%	14.87		16.73	-11.1%
Dividend				7.00	3)	6.50
Value creation	583	790	-207	2,978		3,449	-471
Return on equity, %				12.7		17.3
Return on equity, excl. items affecting comparability, %				17.9		18.9

1) Operating income for the fourth quarter of 2004 includes items affecting comparability in the amount of SEK -299m (-85) and for the full year SEK -1,960m (-463).

2) Before dilution, based on an average of 291.2 (310.7) million shares after share redemption and buy-backs for the fourth quarter and 298.3 (313.3) million shares for the full year. For net income per share after dilution, see page 19.

3) Proposed by the Board of Directors.

CEO Hans Stråberg comments on operations in 2004:

“The Group’s operating income in 2004 was generally in line with our expectations. Operating margin for the full year was 5.5%, exclusive of items affecting comparability, despite higher costs for materials and increased investments in marketing and product development totaling SEK 400m. In addition, divested operations represent a shortfall in operating income of about SEK 170m in comparison with the previous year.

We had a strong fourth quarter for white goods in both North America and Europe. Launches of new products contributed to a positive trend in price/mix for both of these operations for the full year. We also made good progress in our work on building the Electrolux brand. Our strategy for increased investments in brand-building and product development is paying off.

Our program for turning around unprofitable units is continuing. During the year we made a number of decisions regarding relocation of production and investments in new plants in low-cost countries. Consolidation and relocation of production are requirements for achieving long-term competitiveness and profitability. We are announcing today that restructuring is being accelerated and we expect that it will be largely completed by 2008.

The Group’s operation in Outdoor Products continued to perform very well in 2004. The Board of Directors intends to spin off this operation as a separate unit in order to create the best possible framework for its continued development and to generate benefits for shareholders. I am convinced that this will also long-term create the best possible framework for the Electrolux Group’s profitable growth.”

Hans Stråberg

NET SALES AND INCOME

Fourth quarter

Net sales for the Electrolux Group in the fourth quarter amounted to SEK 28,620m as against SEK 28,315m for the same period in the previous year. The increase is attributable to a positive trend in volume/price/mix, which compensated for negative effects from changes in exchange rates.

Changes in net sales	Fourth
quarter
%	2004
Changes in Group structure	0.0
Changes in exchange rates	-3.9
Changes in volume/price/mix	+5.0

Total	+1.1

Operating income declined by 31.0% to SEK 1,137m (1,648), corresponding to 4.0% (5.8) of net sales. Income after financial items decreased by 33.8% to SEK 1,052m (1,588), which corresponds to 3.7% (5.6) of sales. Net income declined by 36.9% to SEK 728m (1,154), corresponding to a decline of 32.6% in net income per share to SEK 2.50 (3.71).

Items affecting comparability

Operating income for the fourth quarter of 2004 includes items affecting comparability in the amount of SEK -299m (-85). These include charges totaling SEK -289m for closure of the Group’s cooker factory in Reims, France and SEK -49m for the closure of the factory for tumble dryers in Denmark. These structural changes are described more in detail on page 11.

Items affecting comparability	Fourth	Fourth
	quarter	quarter
SEKm	2004	2003	2004	2003
Restructuring provisions and write-downs
Refrigerator plant in Greenville, USA (Q1 2004)			-979
Vacuum-cleaner plant in Västervik, Sweden (Q3, Q2 2004)			-187
Floor-care products, North America (Q3 2004)			-153
Appliances, Australia (Q3 2004)			-103
Cooker factory in Reims, France (Q4 2004)	-289		-289
Tumble dryer Plant, Denmark (Q4 2004)	-49		-49
Reversal of unused restructuring provision (Q4 2004)	39		39
Write-down of participation in Nordwaggon (Q4 2003)		-85		-85
Capital loss from divestments
Compressor operation (Q3 2003)				-85
Other
Settlement in vacuum-cleaner lawsuit in USA (Q2 2004)			-239
Provision for German launderette operators (Q3 2003)				-293

Total	-299	-85	-1,960	-463

Income excluding items affecting comparability

Excluding the above-mentioned items affecting comparability, operating income declined by 17.1% to SEK 1,436m (1,733), representing 5.0% (6.1) of net sales. Income after financial items decreased by 19.2% to SEK 1,351m (1,673), corresponding to 4.7% (5.9) of net sales. Net income decreased by 24.6% to SEK 934m (1,239), corresponding to a decline of 19.0% in net income per share to SEK 3.23 (3.99).

Effects of changes in exchange rates

Changes in exchange rates compared with the fourth quarter of 2003, i.e., translation and transaction effects, had a negative impact of approximately SEK -39m on operating income.

Income after financial items was affected by changes in exchange rates in the amount of approximately SEK -45m.

Full year 2004

Net sales

Net sales for the Electrolux Group in 2004 amounted to SEK 120,651m, as against SEK 124,077m in the previous year. The decrease refers to changes in exchange rates and divestments, while changes in volume/price/mix had a positive effect.

Change in net sales
%	2004
Changes in Group structure	-2.0
Changes in exchange rates	-4.0
Changes in volume/price/mix	+3.2

Total	-2.8

Operating income

The Group’s operating income for 2004 decreased by 34.3% to SEK 4,714m (7,175), corresponding to 3.9% (5.8) of net sales. The decline refers mainly to costs for restructuring within Consumer Durables, which amounted to SEK 1,711m in 2004, (see Items affecting comparability on previous page).

Net sales and operating income by business area

Net sales for Consumer Durables declined by 1.6% to SEK 104,528m (106,281). Operating income, excluding items affecting comparability, declined by 11.7% to SEK 5,623m (6,365), corresponding to an operating margin of 5.4% (6.0).

Net sales for Professional Products declined by 9.3% to SEK 16,063m (17,709). Operating income, excluding items affecting comparability, decreased by 4.8% to SEK 1,921m (2,018), corresponding to an operating margin of 12.0% (11.4). The decline in sales and operating income for this business area refers to divestments.

In comparable currencies, operating income for Consumer Durables decreased by 8.4% and for Professional Products by 3.7% (see page 22.)

Financial net

Net financial items declined to SEK -355m (-169), mainly due to higher costs for hedging the Group’s net investments in foreign subsidaries following the decline in Swedish interest rates. Increased interest rates on borrowings in US dollar, and lower interest income as a result of lower Swedish and Euro interest rates also had a negative impact.

Income after financial items

Income after financial items decreased by 37.8% to SEK 4,359m (7,006) corresponding to 3.6% (5.6) of net sales.

Income excluding items affecting comparability

Excluding the previously mentioned items affecting comparability, operating income declined by 12.6% to SEK 6,674m (7,638), representing 5.5% (6.2) of net sales. Income after financial items decreased by 15.4% to SEK 6,319m (7,469), corresponding to 5.2% (6.0) of net sales. Net income declined by 15.4% to SEK 4,435m (5,241), corresponding to a decline of 11.1% in net income per share to SEK 14.87 (16.73).

The return on equity was 17.9% (18.9) and the return on net assets was 21.7% (23.7).

Effects of changes in exchange rates

Changes in exchange rates compared to the previous year, i.e., translation and transaction effects, had a negative impact of approximately SEK -84m on operating income. Approximately SEK -214m of this amount referred to translation of income statements in subsidiaries, resulting mainly from the strengthening of the Swedish krona against the US dollar.

Transaction effects, net of hedging contracts, amounted to approximately SEK 130m and referred largely to the strengthening of the British pound against the Euro.

The effect of changes in exchange rates on income after financial items amounted to approximately SEK -87m.

Taxes

Total taxes for 2004 amounted to SEK 1,210m (2,226) corresponding to 27.8% (31.8) of income after financial items. Excluding items affecting comparability the tax rate was 29.8% (29.8).

Net income per share

Net income declined by 34.1% to SEK 3,148m (4,778), corresponding to a decline of 30.8% in net income per share to SEK 10.55 (15.25) before dilution.

OUTLOOK FOR 2005*)

Demand for appliances in 2005 is expected to show some growth in both Europe and the US as compared to 2004.

Higher costs for materials and components will have an adverse effect on the Group’s operating income. Efforts to strengthen the Group’s competitive position through investments in product development and in building the Electrolux brand will continue. Operating income for the full year of 2005, exclusive of items affecting comparability, is expected to be somewhat lower than in 2004.

*) Electrolux has previously not published any outlook for 2005.

CASH FLOW

Cash flow from operations and investments in the fourth quarter declined compared to the same period in the previous year, mainly due to an increase in capital expenditure.

For the full year, cash flow from operations and investments improved by SEK 358m, excluding proceeds from divestments in 2003. The improvement is due mainly to lower working capital with an increase in accounts payable and a decrease in accounts receivable. Lower spending on restructuring also had a positive impact.

Cash flow was negatively impacted by a decline in income, increased capital expenditure, and a payment of approximately SEK 300m referring to the US pension fund.
Capital expenditure in tangible fixed assets in 2004 increased by SEK 1,052m to SEK 4,515m (3,463) corresponding to 3.7% (2.8) of net sales.

Cash flow	Fourth	Fourth
	quarter	quarter
SEKm	2004	2003	2004	2003
Cash flow from operations, excluding change in operating assets and liabilities	1,416	1,230	7,140	7,150
Change in operating assets and liabilities	2,222	2,470	1,442	-857

Cash flow from operations	3,638	3,700	8,582	6,293
Capital expenditure in tangible fixed assets	-1,563	-1,130	-4,515	-3,463
Divestment of operations	—	-8	—	857
Other	-301	-105	-843	36

Cash flow from investments	-1,864	-1,243	-5,358	-2,570

Cash flow from operations and investments	1,774	2,457	3,224	3,723

FINANCIAL POSITION

Equity

Group equity as of December 31, 2004, amounted to SEK 23,410m (27,462), which corresponds to SEK 80.40 (89.40) per share. The decline refers mainly to the non-recurring charge of SEK 1,602m to opening equity of 2004 following the implementation of the new Swedish accounting standard RR 29, Employee benefits, as well as to redemption of shares.

Return on equity was 12.7% (17.3). Excluding items affecting comparability, return on equity was 17.9% (18.9).

Change in equity
SEKm	2004	2003
Opening balance	27,462	27,629
Adjustment of opening balance1)	-1,602	—
Dividend payment	-1,993	-1,894
Repurchase of shares, net	-112	-1,669
Redemption of shares	-3,042	—
Minimum liability, US pensions	—	-123
Translation differences	-451	-1,259
Net income	3,148	4,778

Closing balance	23,410	27,462

1) One-time effect of implementing the new accounting standard RR 29, Employee benefits.

Net borrowings

Net borrowings at year-end rose to SEK 1,141m (-101) as a result of the share redemption program, corresponding to a value of over SEK 3 billion. A positive cash flow from operations and investments and changes in exchange rates had a positive effect on net borrowings.

The net debt/equity ratio increased to 0.05 (0.00). The equity/assets ratio decreased to 35.4% (42.7).

Net borrowings	December 31,	December 31,
SEKm	2004	2003
Interest-bearing liabilities	9,843	12,501
Liquid funds	8,702	12,602

Net borrowings	1,141	-101
Net debt/equity ratio	0.05	0.00
Equity/assets ratio, %	35.4	42.7

Net assets

Net assets as of December 31, 2004, amounted to SEK 23,772m (26,422). Average net assets for the year amounted to SEK 27,359m (30,071). Adjusted for items affecting comparability, average net assets amounted to SEK 30,797m (32,226), corresponding to 25.5% (26.0) of net sales.

The decline in average net assets referred mainly to changes in exchange rates and adjustment of opening equity following implementation of the new accounting standard for employee benefits.

The return on net assets was 17.2% (23.9), and 21.7% (23.7), excluding items affecting comparability.

Working capital

Working capital at year-end amounted to SEK -436m (4,068), corresponding to -0.4% (3.6) of annualized net sales. The substantial decline is due mainly to an increase of SEK 1,693m in accounts payable and a net adjustment of pension assets and liabilities in the amount of SEK 2,773m in the opening balance for 2004, following implementation of the new accounting standard for employee benefits.

Inventories amounted to SEK 15,742m (14,945) at year-end, and accounts receivable to SEK 20,627m (21,172), corresponding to 13.9% (13.4) and 18.2% (18.9) of annualized net sales, respectively. Accounts payable amounted to SEK 16,550m (14,857), corresponding to 14.6% (13.3) of annualized net sales.

VALUE CREATED

Total value created in 2004 amounted to SEK 2,978m (3,449). The decline refers mainly to the decrease in operating income which was partly offset by a decline in average net assets. The capital turnover rate was 3.92, as against 3.85 in the previous year.

The WACC rate for 2004 was computed at 12%, as compared against 13% for 2003. The change in the WACC rate had a positive impact of SEK 308m on value created in 2004.

Operations by business area

Consumer Durables, Europe

	Fourth	Fourth
Consumer Durables, Europe	quarter	quarter
SEKm	2004	2003	2004	2003
Net sales	11,597	11,523	42,703	44,267
Operating income	943	1,038	3,124	3,289
Operating margin, %	8.1	9.0	7.3	7.4

Total industry shipments of core appliances in Europe in 2004 increased in volume by approximately 3.8% over 2003. Western Europe showed an increase of about 2%, while the increase in Eastern Europe was almost 9%. Shipments in the fourth quarter rose by approximately 4.5% for Europe as a whole, and by 2% in Western Europe and 12% in Eastern Europe.

Industry shipments of core appliances	January -	Fourth
in Europe	December	quarter
Year-on-year, %	2004	2004
Western Europe1)	2.4	2.1
Eastern Europe (excl. Turkey)1)	8.6	12.4

Total Europe	3.8	4.5

1) Preliminary figures

Group sales of appliances in Europe for the full year were somewhat lower than in 2003, mainly as a result of the divestment of Vestfrost in 2003 and lower volumes in Western Europe, particularly in Germany. Sales in Eastern Europe showed a continued positive trend. Operating income and margin declined as a result of lower volumes, higher investments in brand-building and increased costs for materials, particularly in the fourth quarter. Group sales in the fourth quarter were slightly higher than in the previous year, and operating income and margin were unchanged.

Market demand for floor-care products in Europe rose by approximately 8% for the full year and approximately 6% in the fourth quarter. The increase in demand referred primarily to the low-price segments. Group sales declined in comparison with the previous year. Operating income and margin declined as a result of lower volumes and downward pressure on prices. Costs related to transfer of production from Sweden to Hungary also had a negative impact, particularly in the fourth quarter.

Consumer Durables, North America

Consumer Durables, North America	Fourth	Fourth
	quarter	quarter
SEKm	2004	2003	2004	2003
Net sales	7,677	7,506	30,767	32,247
Operating income	323	346	1,106	1,583
Operating margin, %	4.2	4.6	3.6	4.9

Industry shipments of core appliances in the US increased in volume over the previous year by approximately 8% both for the year as a whole and in the fourth quarter. Shipments of major appliances, i.e., including room air-conditioners and microwave ovens, rose by approximately 6% for the full year and approximately 10% in the quarter.

Industry shipments of core appliances	January -	Fourth
in the US	December	quarter
Year-on-year, %	2004	2004
Core appliances	8.4	7.8
Major appliances	5.8	9.7

Group sales of core appliances in North America showed good growth in USD, but declined in SEK. Operating income for the full year in USD was in line with 2003, despite higher costs for materials and increased investments in product innovations and brand-building. Sales in the fourth quarter were particularly strong and showed a significant increase in SEK. Operating income in the fourth quarter increased substantially and margin improved, as a result of higher volumes, improved productivity and a positive pricing trend.

The market for floor-care products in the US increased by approximately 4% in volume over the previous year, and by about 7% in the quarter. Group sales showed a marked decline both for the year as a whole and in the fourth quarter. Operating income was substantially lower than in 2003 as a result of downward pressure on prices and lower volumes particularily in the lower price segments. Income in the fourth quarter was positive, following two weak quarters, as a result of implemented restructuring.

Consumer Durables, Rest of the world

Consumer Durables, Rest of the world	Fourth	Fourth
	quarter	quarter
SEKm	2004	2003	2004	2003
Net sales	3,699	3,534	13,479	12,544
Operating income	-47	157	-159	0
Operating margin, %	-1.3	4.4	-1.2	0.0

The market for core appliances in Brazil showed a strong upturn both for the year as a whole and in the fourth quarter. Group sales of appliances rose substantially on the basis of strong demand, increased prices and new product launches. Operating income improved for the full year and was positive. Income for the fourth quarter declined, however, due to higher costs for materials.

Group sales of appliances in India increased in comparison with the previous year, mainly within air-conditioners and microwave ovens, which have been added to the product offering. Operating income for the Indian operation improved substantially, but was still negative both for the quarter and the full year.

Group sales of appliances in China declined from the previous year. Operating income for the Chinese operation showed a substantial downturn in the fourth quarter and the operating loss for the full year was larger than in 2003. The negative trend in income in the fourth quarter was mainly due to an increase of the provision for warranties related to prior years. Lower volumes and downward pressure on prices also had a negative impact on operating income for both the quarter and the full year.

The market for appliances in Australia increased in volume. Sales for the Group’s Australian operation were largely unchanged both for the year as a whole and the fourth quarter. Operating income showed a substantial downturn for the full year, but improved considerably in the fourth quarter mainly as a result of implemented restructuring and new product launches. Operating income for the year was negatively impacted by costs for restructuring in the amount of approximately SEK 100m, of which SEK 40m in the fourth quarter. This is in addition to the charge of SEK 103m that was taken in the third quarter within items affecting comparability.

Consumer Durables, Outdoor Products

Outdoor products	Fourth	Fourth
	quarter	quarter
SEKm	2004	2003	2004	2003
Net sales	1,746	1,770	17,579	17,223
Operating income	69	48	1,552	1,493
Operating margin, %	4.0	2.7	8.8	8.7

Demand for consumer outdoor products in Europe in 2004 is estimated to have increased somewhat over the previous year.

Sales for the Group’s European operation showed good growth, both for the full year and the fourth quarter. Operating income and margin improved considerably as a result of higher sales of products imported from the Group’s US operation, an improved product mix and lower operating costs.

Both sales and operating income for the Group’s North American operation increased somewhat in USD but declined in SEK. Operating margin for the full year was largely unchanged in comparison with 2003. Operating income in the fourth quarter was substantially higher than in 2003 and margin improved, as a result of good volume growth and improved internal efficiency.

Professional Indoor Products

Professional Indoor Products	Fourth	Fourth
	quarter	quarter
SEKm	2004	2003	2004	2003
Net sales	1,672	1,734	6,440	8,113
Operating income	105	101	442	556
Operating margin, %	6.3	5.8	6.9	6.9

Demand for food-service equipment in 2004 is estimated to have been somewhat lower than in the previous year. Group sales for the year were largely unchanged. Operating income declined slightly, mainly due to the costs of entering the US market. Sales in the fourth quarter were somewhat lower than in 2003, and operating income and margin declined.

Group sales of laundry equipment in local currency were in line with the previous year. Operating income improved somewhat on the basis of implemented price increases and lower production costs, despite the negative impact of changes in exchange rates.

Overall sales of professional indoor products were in line with the previous year, after adjustment for divestments. Operating income and margin improved somewhat for comparable units.

Professional Outdoor Products

Professional Outdoor Products	Fourth	Fourth
	quarter	quarter
SEKm	2004	2003	2004	2003
Net sales	2,216	2,230	9,623	9,596
Operating income	313	258	1,479	1,462
Operating margin, %	14.1	11.6	15.4	15.2

Demand for professional chainsaws in 2004 is estimated to have increased in most major markets. Group sales showed strong growth over the previous year, both for the full year and in the fourth quarter.

Group sales of commercial lawn and garden equipment declined for the full year, mainly due to lower pre-season sales than in 2003. Overall sales of construction equipment in local currency were in line with the previous year, showing an increase in North America and a decrease in Europe, Asia and Australia.

Total sales of professional outdoor products increased in local currency. Operating income and margin were largely unchanged. Margin was negatively impacted by changes in exchange rates. Operating income and margin for professional products in the fourth quarter improved, mainly due to lower restructuring costs than in the pervious year.

STRUCTURAL CHANGES IN 2004

In January 2004, it was decided that the refrigerator plant in Greenville, Michigan, USA, would be closed during 2005. Most of production in Greenville will be transferred to a new plant in Mexico. The Greenville plant has approximately 2,700 employees. The cost of closing the plant is estimated at SEK 1,100m, of which SEK 979m was charged against operating income in the first quarter of 2004 within items affecting comparability. Approximately half of the cost refers to write-downs on assets.

In May 2004, it was decided that the Group’s vacuum cleaner plant in Västervik, Sweden, would be closed during the first quarter of 2005. Production was gradually transferred during the year to the Group’s plant in Hungary. The Västervik plant had approximately 500 employees. The cost for closing the plant amounted to SEK 220m, of which SEK 167m and SEK 20m were charged against operating income in the second and third quarter respectively, within items affecting comparability. The remaining part was taken in operating income for Consumer Durables Europe in the fourth quarter of 2004.

In July 2004, a restructuring program was initiated to improve profitability in the Group’s vacuum-cleaner operation in the US. The cost of the program amounted to approximately SEK 153m, which was charged against operating income in the third quarter within items affecting comparability. The program includes closure of a plant in El Paso, Texas and transfer of production to the Group’s plant in Mexico, as well as outsourcing of components manufactured at the Mexican plant. The program was largely finalized during the fourth quarter and affected about 850 employees.

In the course of the year restructuring measures were also implemented within the Australian appliance operation, including production shutdowns at the cooker-hood plant in Dudley Park, Adelaide, the small refrigerator and freezer plant in Orange, the motor plant in Adelaide and the cooker plant in New Zealand, as well as divestment of the tooling business. The cost of these measures amounted to SEK 205m, of which SEK 103m was taken as a charge against operating income in the third quarter within items affecting comparability. The remaining part was taken in operating income in the third and fourth quarter within Consumer Durables Rest of the world. The changes affect about 550 employees.

In November 2004 it was decided that the cooker plant in Reims, France would be closed at the end of the first quarter of 2005. The plant has approximately 240 employees. The cost of the closure, including write-down of assets and other related costs, was SEK 289m, which was charged against operating income in the fourth quarter within items affecting comparability.

In December 2004, it was decided that the factory for tumble-dryers in Tommerup, Denmark would be closed. Production at this plant is mainly for the professional market. Production will gradually be transferred to a new plant in Thailand and to a plant in Sweden. The transfer will start at the beginning of 2006 and is scheduled for completion at the end of 2006, when all production at Tommerup will be discontinued. The cost of the closure amounts to SEK 49m which was charged against operating income in the fourth quarter within items affecting comparability. Approximately 180 employees will be affected.

Restructuring to finalize most relocation by 2008

In order to strengthen the Group’s long-term competitiveness and secure its position as a leader in appliances, the Group will accelerate the ongoing process of consolidation and relocation of production.

The measures are intended to be implemented in 2005-2008 and are expected to involve costs of approximately SEK 8-10 billion, which will be charged on an on-going basis. About two-thirds of the costs will relate to cash items, and the rest to write-downs on assets.

Savings will be generated gradually and are estimated to amount to approximately
SEK 2.5-3.5 billion on an annual basis from 2009.

The intention is to finalize most relocation by 2008 and that measures thereafter will refer mainly to normal efficiency improvements.

During 2004, the Group decided to close four plants within appliances and two within floor-care products. After these plants have been closed, Electrolux will operate a total of 43 production units within appliances and floor-care products, of which 16 are in low-cost countries. It is estimated that about half of the remaining plants in high-cost countries are at risk and may need to be relocated.

IMPLEMENTATION OF IFRS IN 2005

As of January 1, 2005, the Group will comply with International Financial Reporting Standards (IFRS), also known as IAS, in accordance with the European Union regulation.

Swedish Accounting Standards have gradually incorporated IFRS, and several standards issued prior to 2004 have therefore already been implemented. However a number of new standards and amendments to and improvements of existing standards will be adopted for the first time in 2005. The effects of the transition to IFRS will be recorded by adjustment of opening equity for 2004. The effect on the Group’s operating income and equity referring to these new standards will be limited.

The report for the first quarter of 2005 will be the first Group report in accordance with the new accounting standards. Comparative figures for 2004 will be restated.

The preliminary effects of the IFRS adjustments on the accounts for 2004 are shown in the table below.

Preliminary IFRS transition effects, 2004		Equity,
SEKm	Net income	Dec. 31
Goodwill amortization	+155	+155
Share based payments	-35	+42
Other	-12	+35
Total	+108	+232

Net income per share, SEK before dilution	+0.36

The new standards stipulate that goodwill shall not be amortized but submitted to impairment test at least once a year. Goodwill will therefore no longer be amortized. The preliminary effect on the net income for 2004 referring to Goodwill will be approximately SEK +155m.

Accounting principles for share-based compensation programs implies that an estimated cost for the granted instruments, based on the instruments fair value at grant date, shall be charged to the income statement over the vesting period. Previously, only employer contribution related to these instruments have been accounted for, no charge has been taken to the income statement for equity instruments granted as compensation to employees. The preliminary effect on the net income for 2004 referring to share based payments will be approximately SEK -35m.

Financial instruments

As of January 1, 2005, the Group will introduce the new accounting standard IAS 39, Financial Instruments: Recognition and Measurement. This stipulates that all financial derivative instruments shall be recognized at fair value in the balance sheet. The new rules allow for hedge accounting only if certain criteria are met. In connection with hedge accounting, changes in fair value for cash flow hedges are reported in equity. Changes in the fair value of derivative instruments will otherwise be reported in the income statement as they occur.

The effect of the new accounting standard will result in higher volatility in income, net borrowings and Group equity. Most derivatives used by the Group refer to hedging of various financial risks. The Group’s target is to meet the criteria for hedge accounting and limit the volatility of the income statement to a justifiable cost.

CHANGE IN SEGMENT REPORTING IN 2005

As of 2005 the Group’s reporting structure will be changed to comprise Indoor and Outdoor Products instead of as previously Consumer Durables and Professional Products.

Indoor Products comprise operations in appliances and floor-care products, as well as the professional operations in food-service equipment and laundry equipment. Outdoor Products comprise garden equipment for the consumer market and professional outdoor products.

There will be no changes of the individual segments other than for the Rest of the world segment which will be divided into Latin America and Asia/Pacific.

IMPLEMENTATION OF THE WEEE DIRECTIVE

In December 2002, the European Union adopted the WEEE (Waste Electrical and Electronic Equipment) Directive, which stipulates that as of August 2005 producers are responsible for the management and financing of treatment, recycling and disposal of waste electrical and electronic products deposited at collection facilities. The Directive should have been integrated in national legislations not later than August 2004, but by the end of January 2005 most EU countries had not done so.

Historical and future waste

Cost for producer responsibility refers to products sold before August 2005, i.e. historical waste, as well as products sold after August 2005, i.e. future waste.

For historical waste, manufacturers and importers are collectively responsible for treatment, recycling and disposal in proportion to their market share. This is known as collective producer responsibility.

For future waste, the Directive stipulates that manufacturers and importers must each finance treatment, recycling and disposal with respect to their own products, which is known as individual producer responsibility. For household appliances these costs are normally payable 12 to 15 years after actual sale according to studies by the European Commission. Therefore, financial guarantees must be provided to ensure that sufficient funds are available even if a producer or importer should withdraw from the market or go bankrupt.

Cost of compliance

Annual sales of Electrolux include approximately 20 million products that are covered by the WEEE Directive. These products include large and small household appliances, floor-care equipment and electrical outdoor equipment.

Electrolux will incur costs for managing and recycling historical waste equipment, and also intends to make provisions for costs related to future waste. The extent of the cost will depend on a number of factors which at present cannot be accurately quantified. These factors include administration, recycling and treatment costs, including the market price of scrap metal, disposal costs for non-recyclable material and components of equipment as well as collection costs per unit and collection rates, which may vary for different countries.

The following assumptions have been made in order to enable preliminary calculations of annual costs for Electrolux, despite uncertainty regarding the basic factors. Preliminary estimates of the annual cost for Electrolux involve the following assumptions:

•	The producers’ responsibility for management of waste starts at collection facilities.

•	The average collection rates in EU member states are 70% for refrigerators and freezers, and 50% for other large household appliances. However, these rates are highly uncertain.

•	Projected future fees for recycling, including transportation from collection facilities, are based on internal estimates derived from information supplied by waste management companies.

On the basis of these assumptions, the estimated annual cost of historical waste for Electrolux when the Directive is fully implemented will be approximately SEK 600m. The Directive does not require producers to provide financial guarantees for historical waste. No provisions related to recycling of historical waste are made in the balance sheet.

Electrolux intends to make provisions for the anticipated cost of future waste on the basis of estimates of future recycling costs, discounted over anticipated product life-cycles. Using the same assumptions as for historical waste, and assuming an average lifetime of 12 years and a discount rate corresponding to prevailing market interest rates, the estimated annual cost for future waste will be approximately SEK 600m.

The above cost estimates are highly uncertain and could vary considerably. Electrolux participates in the European Recycling Platform and thus has access to more efficient recycling systems, which is expected to reduce these costs. Product development that enables more efficient recycling will also contribute to cost reductions.

Compensation for WEEE-related costs

Electrolux intends to achieve full compensation for costs incurred under the WEEE Directive. Costs related to recycling of both historical and future waste will be added to the price of products.

The Directive allows producers to show the recycling cost for historical waste separately as visible fee. It is expected that this will improve the potential for off-setting the cost.

Experience of the introduction in Sweden in 2001, of a similar requirement of producer responsibility, shows that there was no effect on overall demand or the profitability for Electrolux products. Consumers did not appear to forego purchases in response to price increases intended to compensate for the increase in cost. However, it is too early to tell whether consumer and purchasing patterns across the EU Member States after implementation of the Directive will resemble those in Sweden in 2001.

IMPLEMENTATION OF THE ROHS DIRECTIVE

The European Union also has adopted the “Directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment”, known as the RoHS Directive. This Directive, which has not yet been implemented in the national legislation of several Member States, will ban placement in the EU market of electrical or electronic equipment containing lead, mercury, cadmium, hexavalent chromium and two groups of brominated flame retardants (PBB and PBDE) from July 1, 2006, with a limited number of exceptions.

Almost all Electrolux electrical products must be modified to some extent to fulfill the RoHS Directive, as some of the banned substances are commonly used at present. Electrolux continues its comprehensive program to identify cost-effective alternative components and manufacturing methods in order to comply with the RoHS Directive. The Group’s suppliers have been informed and phase-out programs are in place. Electrolux will not accept deliveries containing any of the RoHS substances after July 1, 2005.

DISTRIBUTION OF FUNDS TO SHAREHOLDERS

Proposed dividend

The Board of Directors proposes an increase of the dividend for 2004 to SEK 7.00 (6.50) per share, for a total payment of SEK 2,038m (1,993). The proposed dividend corresponds to 46% (39) of net income per share for the year, excluding items affecting comparability.

The Group’s goal is for the dividend to correspond to at least 30%, excluding items affecting comparability. This is a change from the previous policy of 30-50% of net income.

Spin-off of Outdoor Products

The Board intends to spin-off the Group’s Outdoor Products operation as a separate unit to create the best possible framework for continued profitable growth for this operation, as well as to create value for shareholders.

The aim is to achieve a spin-off in a cost-efficient way, which will be finalized no later than mid-2006.

In 2004, the Outdoor Products operation, i.e. both consumer and professional outdoor products, had total sales of approximately SEK 27 billion, an operating income of approximately SEK 3 billion and about 11,500 employees.

Redemption of shares in 2004

In April 2004, the Annual General Meeting approved a proposed redemption of shares that entitled shareholders to redeem every twentieth share against cash payment of SEK 200. The decision was made on the basis of the Group’s strong balance sheet and the ambition to contribute to increased shareholder value. Payment for the redeemed shares was made to the shareholders on June 30, 2004.

A total of 15,179,692 shares were tendered for redemption, corresponding to a value of over
SEK 3 billion. The redemption reduced the Electrolux share capital by SEK 76m, corresponding to a par value of SEK 5 per redeemed share. Following redemption, the Electrolux share capital is SEK 1,545m, corresponding to 9,502,275 A-shares and 299,418,033 B-shares, or a total of 308,920,308 shares.

	Total number of	Total number of
Redemption and repurchase of shares	outstanding	outstanding	Number of shares held	Number of shares held
in 2004 and 2005	A- shares	B-shares	by Electrolux	by other shareholders
Number of shares as of January 1, 2004	10,000,000	314,100,000	17,000,000	307,100,000
Shares sold to senior managers in 1st quarter under the stock option programs	—	—	-10,600	10,600
Redemption of shares in June, 2004	-497,725	-14,681,967	—	-15,179,692
Repurchase of shares in 2004	—	—	750,000	-750,000

Total number of shares as of December 31, 2004	9,502,275	299,418,033	17,739,400	291,180,908
Repurchase of shares in January, 2005	—	—	—	—

Total number of shares as of February 14, 2005	9,502,275	299,418,033	17,739,400	291,180,908

Proposed renewed mandate for share repurchases

The Annual General meeting in 2004 authorized the Board of Directors to acquire and transfer own shares during the period up to the next Annual General Meeting in April 2005. Shares of series A and/or B may be acquired on the condition that, following each repurchase transaction, the company owns a maximum of 10% of the total number of shares. As of February 14, 2005, the Group owned a total of 17,739,400 B-shares, equivalent to 5.7% of the total number of outstanding shares.

The Board of Directors has decided to propose that the Annual General Meeting approve a renewed mandate for the repurchase of a maximum of 10% of the total number of shares. This authorization would cover the period up to the Annual General Meeting in 2006. The details of the proposal will be communicated after they have been determined by the Board.

Repurchases of own shares in 2004 and 2005

During 2004, Electrolux repurchased 750,000 own B-shares for a total of SEK 114m, corresponding to an average price of SEK 152 per share. During the year, senior managers purchased 10,600 B-shares from Electrolux under the terms of the employee stock option programs for a total of SEK 2m, corresponding to an average price of SEK 170 per share. As of December 31, 2004, the company owned a total of 17,739,400 B-shares, which is equivalent to 5.7% of the total number of outstanding shares.

Repurchase of own shares
2001 2004	2004	2003		2002		2001
No. of shares bought back	750,000	11,331,828		11,246,052		11,570,000
Total amount paid, SEKm	114	1,688		1,703		1,752
Price per share, SEK	152	149		151		151
No. of shares held by Electrolux, at year-end	17,739,400	17,000,000	1)	20,394,052	1)	36,605,000
% of outstanding shares	5.7	5.2		6.0		10.0

1)After cancellation of shares.

The purpose of the share repurchase program is to enable adapting the capital structure of the Group and thereby contribute to increased shareholder value, or to use the repurchased shares in conjunction with the financing of potential acquisitions and the Group’s long-term incentive programs.

PERFORMANCE-BASED SHARE PROGRAM IN 2004

In 2004, the Group introduced a new annual long-term incentive program for almost 200 senior managers and key employees. The program is a performance based share program based on value-creation targets for the Group that are established by the Board, and involves an allocation of shares if these targets have been reached or exceeded after a three-year period. The program comprises B-shares.

Allocation of shares under the program is determined on the basis of three levels of value creation, calculated according to the Group’s previously adopted definition of this concept. The three levels are “entry”, “target” and “stretch”. “Entry” is the minimum level that must be reached to enable allocation. “Stretch” is the maximum level for allocation and may not be exceeded regardless of the value created during the period. The shares will be allocated after the three-year period and will be free of charge. Participants are permitted to sell allocated shares to cover personal income tax, but the remaining shares must be held for two years.

Proposal for a Performance-based Share Program in 2005

The Board of Directors will present a proposal at the Annual General Meeting for a Performance Share Program for 2005, which is based on the same parameters as the Share Program 2004.

The estimated total cost of the program over a three-year period is at the same level as the cost for the 2004 program.

ASBESTOS LITIGATION IN THE US

Litigation and claims related to asbestos are pending against the Group in the US. Almost all of the cases refer to externally supplied components used in industrial products manufactured by discontinued operations prior to the early 1970s. Many of the cases involve multiple plaintiffs who have made identical allegations against many other defendants who are not part of the Electrolux Group.

As of December 31, 2004, the Group had a total of 842 (584) cases pending, representing approximately 16,200 (approximately 21,000) plaintiffs. During 2004, 457 new cases with approximately 5,600 plaintiffs were filed and 199 pending cases with approximately 10,500 plaintiffs were resolved. Approximately 15,100 of the plaintiffs relate to cases pending in the state of Mississippi.

Electrolux believes its predecessor companies may have had insurance coverage applicable to some of the cases during some of the relevant years. Electrolux is currently in discussions with those insurance carriers.

Additional lawsuits may be filed against Electrolux in the future. It is not possible to predict either the number of future claims or the number of plaintiffs that any future claims may represent. In addition, the outcome of asbestos claims is inherently uncertain and always difficult to predict and Electrolux cannot provide any assurances that the resolution of these types of claims will not have a material adverse effect on its business or on results of operations in the future.

SETTLEMENT OF US VACUUM-CLEANER LAWSUIT

In May 2004, a settlement agreement was reached in a lawsuit regarding upright vacuum cleaners in the US. The settlement was made to avoid the uncertainty associated with a jury decision. According to the terms of the settlement, Electrolux paid the plaintiff USD 30m. Including legal expenses this amounted to SEK 239m, which was charged against operating income within items affecting comparability.

DE-LISTING FROM NASDAQ

The Board of Directors has decided to delist the Group’s ADRs, (ELUX), from the NASDAQ Stock Market in the US. The ADR program will be maintained, and trading in these receipts will be transferred to the US over-the-counter market.

The majority of the trading in Electrolux shares is on the Stockholm Stock Exchange. Trading volume in ADRs is low and does not justify a listing. In addition, capital markets are becoming increasingly global which reduces the need for listings on multiple exchanges. The majority of the Electrolux shareholders in the US own shares, not ADRs.

The Group will continue to submit an annual report on Form 20-F and quarterly reports on Form 6-K to the American Securities and Exchange Commission (SEC).

Electrolux shares have been listed on NASDAQ since 1987. One ADR corresponds to two B-shares. In addition to the Stockholm Stock Exchange, Electrolux shares are listed on the London Stock Exchange.

Parent Company

In 2004, net sales for the Parent Company, AB Electrolux, amounted to SEK 6,802m (6,713) of which SEK 3,949m (3,882) referred to sales to Group companies and SEK 2,853m (2,831) to sales to external customers. Income after financial items was SEK 1,786m (5,617), including dividends from subsidiaries in the amount of SEK 3,891m (5,175). Net income for the year amounted to SEK 2,214m (5,836).

Capital expenditures in tangible and intangible assets were SEK 289m (165). Liquid funds at year-end amounted to SEK 4,706m (8,767).

Undistributed earnings in the Parent Company at year-end amounted to SEK 13,119m.

Stockholm, February 15, 2005

Hans Stråberg
President and CEO

Factors affecting forward-looking statements

This report contains “forward-looking” statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Such statements include, among others, the financial goals and targets of Electrolux for future periods and future business and financial plans. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially due to a variety of factors. These factors include, but may not be limited to the following; consumer demand and market conditions in the geographical areas and industries in which Electrolux operates, effects of currency fluctuations, competitive pressures to reduce prices, significant loss of business from major retailers, the success in developing new products and marketing initiatives, developments in product liability litigation, progress in achieving operational and capital efficiency goals, the success in identifying growth opportunities and acquisition candidates and the integration of these opportunities with existing businesses, progress in achieving structural and supply-chain reorganization goals.

CONSOLIDATED INCOME STATEMENT, SEKM

	Fourth	Fourth
	quarter	quarter
	2004	2003	2004	2003
Net sales	28,620	28,315	120,651	124,077
Cost of goods sold	-21,482	-21,086	-91,006	-93,742
Selling expense	-4,204	-4,159	-17,369	-16,877
Administrative expense	-1,455	-1,371	-5,513	-5,699
Other operating income/expense	-43	34	-89	-121
Items affecting comparability	-299	-85	-1,960	-463

Operating income1)	1,137	1,648	4,714	7,175
Margin, %	4.0	5.8	3.9	5.8

Financial items, net	-85	-60	-355	-169

Income after financial items	1,052	1,588	4,359	7,006
Margin, %	3.7	5.6	3.6	5.6
Taxes	-324	-435	-1,210	-2,226
Minority interests in net income	0	1	-1	-2

Net income	728	1,154	3,148	4,778
1) Including depreciation and amortization in the amount of:	-820	-862	-3,178	-3,353

Net income per share, SEK	2.50	3.71	10.55	15.25
After dilution			10.54	15.24
Number of shares after buy-backs, million	291.2	307.1	291.2	307.1
Average number of shares after buy-backs, million	291.2	310.7	298.3	313.3
After dilution			298.6	313.6

CONSOLIDATED BALANCE SHEET, SEKM

	December 31,	December 31,
	2004	2003
Assets
Fixed assets	25,459	23,610
Inventories, etc.	15,742	14,945
Accounts receivable	20,627	21,172
Other receivables	4,402	4,699
Liquid funds	8,702	12,602

Total assets	74,932	77,028

Assets pledged	137	423
Equity and liabilities
Shareholders’ equity	23,410	27,462
Minority interests	10	27
Interest-bearing liabilities and provisions	9,843	12,501
Non-interest-bearing liabilities and provisions	41,669	37,038

Total equity and liabilities	74,932	77,028

Contingent liabilities	1,323	1,179

CHANGE IN EQUITY, SEKM

	2004	2003
Opening balance	27,462	27,629
Adjustment of opening balance1)	-1,602	—
Dividend payment	-1,993	-1,894
Repurchase of shares, net	-112	-1,669
Redemption of shares	-3,042	—
Minimum liability, US pensions	—	-123
Translation differences	-451	-1,259
Net income	3,148	4,778
Closing balance	23,410	27,462

1) One-time effect of implementing the new accounting standard RR 29, Employee benefits.

CONSOLIDATED CASH FLOW STATEMENT, SEKM

	Fourth	Fourth
	quarter	quarter
	2004	2003	2004	2003
Operations
Income after financial items	1,052	1,588	4,359	7,006
Depreciation and amortization	820	862	3,178	3,353
Provisions and capital gains/losses	-24	-513	1,224	-1,418
Change in accrued and prepaid interest	52	26	52	26
Taxes paid	-484	-733	-1,673	-1,817
Changes in operating assets and liabilities
Change in inventories	-816	-790	-1,516	-746
Change in accounts receivable	1,882	2,838	-5	-1,624
Change in accounts payable	1,705	767	2,238	582
Change in other operating assets and liabilities	-549	-345	725	931

Cash flow from operations	3,638	3,700	8,582	6,293
Investments
Acquisition and divestment of operations	—	-8	—	857
Capital expenditure in tangible fixed assets	-1,563	-1,130	-4,515	-3,463
Capitalization of product development and software	-193	-186	-669	-470
Other	-108	81	-174	506

Cash flow from investments	-1,864	-1,243	-5,358	-2,570

Total cash flow from operations and investments	1,774	2,457	3,224	3,723
Financing
Change in interest-bearing liabilities	-1,370	-1,295	-1,874	-1,480
Dividend	—	—	-1,993	-1,894
Redemption and repurchase of shares, net	—	-816	-3,154	-1,669

Cash flow from financing	-1,370	-2,111	-7,021	-5,043
Total cash flow	404	346	-3,797	-1,320
Liquid funds at beginning of period	8,573	12,264	12,602	14,300
Exchange-rate differences referring to liquid funds	-275	-8	-103	-378
Liquid funds at end of period	8,702	12,602	8,702	12,602

Change in net borrowings Total cash flow excl. change in loans	1,774	1,641	-1,923	160
Net borrowings at beginning of period	-3,651	-1,384	101	-1,398
Exchange-rate differences referring to net borrowings	736	-156	681	1,339
Net borrowings at end of period	-1,141	101	-1,141	101

NET SALES BY BUSINESS AREA, SEKM

	Fourth	Fourth
	quarter	quarter
	2004	2003	2004	2003
Consumer Durables
Europe	11,597	11,523	42,703	44,267	1)
North America	7,677	7,506	30,767	32,247
Rest of the world	3,699	3,534	13,479	12,544
Outdoor Products	1,746	1,770	17,579	17,223

Total Consumer Durables	24,719	24,333	104,528	106,281
Professional Products
Indoor	1,672	1,734	6,440	8,113	2)
Outdoor	2,216	2,230	9,623	9,596

Total Professional Products	3,888	3,964	16,063	17,709
Other	13	18	60	87

Total	28,620	28,315	120,651	124,077

1) Net sales in 2003, excluding the as of August divested shareholdings in Vestfrost A/S, amounted to SEK 43,461m for the full year.

2) Net sales in 2003, excluding the as of August divested compressor operation, amounted to SEK 6,483m for the full year.

OPERATING INCOME BY BUSINESS AREA, SEKM

	Fourth	Fourth
	quarter	quarter
	2004	2003	2004	2003
Consumer Durables
Europe	943	1,038	3,124	3,289	1)
Margin, %	8.1	9.0	7.3	7.4
North America	323	346	1,106	1,583
Margin, %	4.2	4.6	3.6	4.9
Rest of the world	-47	157	-159	0
Margin, %	-1.3	4.4	-1.2	0.0
Outdoor Products	69	48	1,552	1,493
Margin, %	4.0	2.7	8.8	8.7

Total Consumer Durables	1,288	1,589	5,623	6,365
Margin, %	5.2	6.5	5.4	6.0
Professional Products
Indoor	105	101	442	556	2)
Margin, %	6.3	5.8	6.9	6.9
Outdoor	313	258	1,479	1,462
Margin, %	14.1	11.6	15.4	15.2

Total Professional Products	418	359	1,921	2,018
Margin, %	10.8	9.1	12.0	11.4
Common Group costs, etc.	-270	-215	-870	-745
Items affecting comparability	-299	-85	-1,960	-463

Total	1,137	1,648	4,714	7,175

1) Operating income in 2003, excluding the as of August divested shareholdings in Vestfrost A/S, amounted to SEK 3,268m for the full year.

2) Operating income in 2003, excluding the as of August divested compressor operation, amounted to SEK 411m for the full year.

CHANGE IN NET SALES BY BUSINESS AREA

		Fourth
		quarter
	Fourth	2004		2004
Change in net sales	quarter	in comparable		in comparable
Year-over-year, %	2004	currency	2004	currency
Consumer Durables
Europe	0.6	0.7	-3.5	-3.3
North America	2.3	11.2	-4.6	4.2
Rest of the world	4.7	10.1	7.5	10.3
Outdoor Products	-1.4	5.1	2.1	9.2

Total Consumer Durables	1.6	5.7	-1.6	2.6
Professional Products
Indoor	-3.6	-2.8	-20.6	-19.8
Outdoor	-0.6	3.3	0.3	3.8

Total Professional Products	-1.9	0.6	-9.3	-7.0

Total	1.1	5.0	-2.8	1.2

CHANGE IN OPERATING INCOME BY BUSINESS AREA

		Fourth
		quarter
	Fourth	2004		2004
Change in operating income	quarter	in comparable		in comparable
Year-over-year, %	2004	currency	2004	currency
Consumer Durables
Europe	-9.2	-9.3	-5.0	-4.9
North America	-6.6	-0.3	-30.1	-24.6
Rest of the world	-129.9	-143.6	N/A	N/A
Outdoor Products	43.8	38.4	4.0	12.4

Total Consumer Durables	-18.9	-17.4	-11.7	-8.4
Professional Products
Indoor	4.0	2.9	-20.5	-20.7
Outdoor	21.3	22.8	1.2	2.8

Total Professional Products	16.4	17.3	-4.8	-3.7
Total, excluding items affecting comparability	-17.1	-15.8	-12.6	-9.8

Total	-31.0	-31.1	-34.3	-33.2

KEY RATIOS

	Fourth	Fourth
	quarter	quarter
	2004	2003	2004	2003
Net income per share, SEK1)	2.50	3.71	10.55	15.25
Excl. items affecting comparability	3.23	3.99	14.87	16.73
Return on equity, %2)			12.7	17.3
Excl. items affecting comparability			17.9	18.9
Return on net assets, %3)			17.2	23.9
Excl. items affecting comparability			21.7	23.7
Net debt/equity ratio4)			0.05	0.00
Capital expenditure, SEKm	1,563	1,130	4,515	3,463
Average number of employees	71,083	73,031	72,382	77,140

1)	Before dilution, based on an average of 291.2 (310.7) million shares after share redemption and buy-backs for the fourth quarter and 298.3 (313.3) million shares for the full year.

2)	Net income, expressed as a percentage of average equity.

3)	Operating income, expressed as a percentage of average net assets.

4)	Net borrowings, i.e., interest-bearing liabilities less liquid funds, in relation to adjusted equity.

EXCHANGE RATES IN SEK

	2004	2003
USD, average	7.33	8.08
USD, end of period	6.61	7.26
EUR, average	9.12	9.13
EUR, end of period	9.00	9.07
GBP, average	13.38	13.25
GBP, end of period	12.69	12.87

NET SALES AND INCOME PER QUARTER, SEKM

Net sales and income			1st qtr	2nd qtr	3rd qtr	4th qtr	Full year
Net sales, SEKm	2004		30,493	31,950	29,588	28,620	120,651
	2003		32,062	33,313	30,387	28,315	124,077

Operating income, SEKm	2004		726	1,759	1,092	1,137	4,714
	Margin, %		2.4	5.5	3.7	4.0	3.9
	2004	1)	1,705	2,165	1,368	1,436	6,674
	Margin, %		5.6	6.8	4.6	5.0	5.5
	2003		1,798	2,409	1,320	1,648	7,175
	Margin, %		5.6	7.2	4.3	5.8	5.8
	2003	2)	1,798	2,409	1,698	1,733	7,638
	Margin, %		5.6	7.2	5.6	6.1	6.2

Income after financial items, SEKm	2004		648	1,715	944	1,052	4,359
	Margin, %		2.1	5.4	3.2	3.7	3.6
	2004	1)	1,627	2,121	1,220	1,351	6,319
	Margin, %		5.3	6.6	4.1	4.7	5.2
	2003		1,798	2,334	1,286	1,588	7,006
	Margin, %		5.6	7.0	4.2	5.6	5.6
	2003	2)	1,798	2,334	1,664	1,673	7,469
	Margin, %		5.6	7.0	5.5	5.9	6.0
Net income, SEKm	2004		532	1,211	677	728	3,148
	2004	1)	1,142	1,499	860	934	4,435
	2003		1,246	1,611	767	1,154	4,778
	2003	2)	1,246	1,611	1,145	1,239	5,241

Net income per share, SEK3)	2004		1.73	3.98	2.34	2.50	10.55
	2004	1)	3.72	4.93	2.99	3.23	14.87
	2003		3.94	5.13	2.47	3.71	15.25
	2003	2)	3.94	5.13	3.67	3.99	16.73

Value creation, SEKm	2004		776	1,177	442	583	2,978
	2003		731	1,279	649	790	3,449

1)	Excluding items affecting comparability, which amounted to SEK -979m in the first quarter, SEK -406m in the second quarter, SEK -276m in the third quarter, and SEK -299m in the fourth quarter.

2)	Excluding items affecting comparability, which amounted to SEK -378m in the third quarter and SEK -85m in the fourth quarter.

3)	Before dilution, based on an average of 306.7 (316.2) million shares after share redemption and buy-backs for the first quarter, 304.1 (314.0) for the second quarter, 291.3 (312.2) for the third quarter, 291.2 (310.7) for the fourth quarter and 298.3 (313.3) million for the full year.

NET SALES BY BUSINESS AREA, PER QUARTER, SEKM

Consumer Durables		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year
Europe	2004	10,386	9,927	10,793	11,597	42,703
	2003	10,843	10,456	11,445	11,523	44,267

North America	2004	7,365	7,691	8,034	7,677	30,767
	2003	7,921	8,424	8,396	7,506	32,247

Rest of the world	2004	3,147	3,323	3,310	3,699	13,479
	2003	2,887	3,053	3,070	3,534	12,544

Outdoor Products	2004	5,611	6,676	3,546	1,746	17,579
	2003	5,722	6,269	3,462	1,770	17,223

Total Consumer Durables	2004	26,509	27,617	25,683	24,719	104,528
	2003	27,373	28,202	26,373	24,333	106,281

Professional Indoor Products	2004	1,558	1,693	1,517	1,672	6,440
	2003	2,165	2,496	1,718	1,734	8,113

Professional Outdoor Products	2004	2,409	2,624	2,374	2,216	9,623
	2003	2,500	2,592	2,274	2,230	9,596

	2004	3,967	4,317	3,891	3,888	16,063
Total Professional Products	2003	4,665	5,088	3,992	3,964	17,709

OPERATING INCOME BY BUSINESS AREA, PER QUARTER, SEKM

Consumer Durables		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year
Europe	2004	641	760	780	943	3,124
	Margin, %	6.2	7.7	7.2	8.1	7.3
	2003	639	737	875	1,038	3,289
	Margin, %	5.9	7.0	7.6	9.0	7.4

North America	2004	277	335	171	323	1,106
	Margin, %	3.8	4.4	2.1	4.2	3.6
	2003	391	528	318	346	1,583
	Margin, %	4.9	6.3	3.8	4.6	4.9

Rest of the world	2004	5	2	-119	-47	-159
	Margin, %	0.2	0.1	-3.6	-1.3	-1.2
	2003	-120	-49	12	157	0
	Margin, %	-4.2	-1.6	0.4	4.4	0.0

Outdoor Products	2004	507	715	261	69	1,552
	Margin, %	9.0	10.7	7.4	4.0	8.8
	2003	505	720	220	48	1,493
	Margin, %	8.8	11.5	6.4	2.7	8.7

Professional Indoor Products	2004	94	132	111	105	442
	Margin, %	6.0	7.8	7.3	6.3	6.9
	2003	138	193	124	101	556
	Margin, %	6.4	7.7	7.2	5.8	6.9

Professional Outdoor Products	2004	343	446	377	313	1,479
	Margin, %	14.2	17.0	15.9	14.1	15.4
	2003	415	448	341	258	1,462
	Margin, %	16.6	17.3	15.0	11.6	15.2

Common Group costs, etc.	2004	-162	-225	-213	-270	-870
	2003	-170	-168	-192	-215	-745

Items affecting comparability	2004	-979	-406	-276	-299	-1,960
	2003	—	—	-378	-85	-463

FIVE-YEAR REVIEW

	2004		2003	2002	2001	2000
Net sales, SEKm	120,651		124,077	133,150	135,803	124,493
Operating income, SEKm	4,714		7,175	7,731	6,281	7,602
Margin, %	3.9		5.8	5.8	4.6	6.1
Margin, excluding items affecting comparability, %	5.5		6.2	6.1	4.7	6.5

Income after financial items, SEKm	4,359		7,006	7,545	5,215	6,530
Margin, %	3.6		5.6	5.7	3.8	5.2
Margin, excluding items affecting comparability, %	5.2		6.0	6.0	3.9	5.6

Net income, SEKm	3,148		4,778	5,095	3,870	4,457
Net income per share, SEK	10.55		15.25	15.60	11.35	12.40
Average number of shares after buy-backs, million	298.3		313.3	327.1	340.1	359.1
Dividend, SEK	7.00	1)	6.50	6.00	4.50	4.00

Value creation, SEKm	2,978		3,449	3,461	262	2,423
Return on equity, %	12.7		17.3	17.2	13.2	17.0
Return on net assets, %	17.2		23.9	22.1	15.0	19.6
Net debt/equity ratio	0.05		0.00	0.05	0.37	0.63
Capital expenditure, SEKm	4,515		3,463	3,335	4,195	4,423
Average number of employees	72,382		77,140	81,971	87,139	87,128

1) Proposed by the Board of Directors.

Definitions

Capital indicators

Annualized sales	In computation of key ratios where capital is related to net sales, the latter are annualized and converted at balance day exchange rates and adjusted for acquired and divested operations.

Net assets	Total assets exclusive of liquid funds and interest-bearing financial receivables less operating liabilities, non-interest-bearing provisions and deferred tax liabilities.

Adjusted equity	Equity, including minority interests.

Working capital	Current assets exclusive of liquid funds and interest-bearing financial receivables less operating liabilities and non-interest-bearing provisions.

Net borrowings	Total interest-bearing liabilities less liquid funds.

Net debt/equity ratio	Net borrowings in relation to adjusted equity.

Equity/assets ratio	Adjusted equity as a percentage of total assets less liquid funds.

Other key ratios

Net income per share	Net income divided by the average number of shares after buy-backs.

Operating margin	Operating income expressed as a percentage of net sales.

Value creation	Operating income excluding items affecting comparability less the weighted average cost of capital (WACC) on average net assets excluding items affecting comparability. [(Net sales — operating costs
= operating income) — (WACC x average net assets)]. The WACC for 2004 is 12% before tax. For 2003 and 2002 the WACC was 13% and for previous years 14%.

Return on equity	Net income expressed as a percentage of average equity.

Return on net assets	Operating income expressed as a percentage of average net assets.

This report has not been audited.

In this report Electrolux has applied the same accounting principles as in the Annual Report for 2003, as described in Note 1, with the exception of employee benefits. The new accounting standard RR 29, Employee benefits, has been applied as of January 1, 2004. Historical data have not been restated.

Presentation and telephone conference

A presentation and telephone conference will be held at 15.00 CET on February 15, 2004. The conference will be chaired by Hans Stråberg, President and CEO of Electrolux. Mr Stråberg will be accompanied by Fredrik Rystedt, CFO. A slide presentation will be available on the Electrolux website: www.electrolux.com/latestreport

Financial reports in 2005

Quarterly report, 1st quarter
and Annual General Meeting	April 20
Quarterly report, 2nd quarter	July 19
Quarterly report, 3rd quarter	October 25

For more information

Financial information from Electrolux is also available at www.electrolux.com/ir

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2004, Electrolux had sales of SEK 121 billion and 72,000 employees.

                                                                    Further information
For further information, please contact Investor Relations at +46 8 738 60 03. Electrolux Press Hotline is available at +46 8 657 65 07.

PRESS RELEASE	Stockholm, February 15, 2005

     The Board of Electrolux has decided on de-listing from NASDAQ (ELUX) The Board of Directors of AB Electrolux has decided to delist the Group’s American Depository Receipts (ADRs) from the NASDAQ Stock Market in the US. The ADR program will be maintained, and trading in these receipts will be transferred to the US over-the-counter market.

The majority of the trading in Electrolux shares is on the Stockholm Stock Exchange. Trading volume in ADRs is low and does not justify a listing. In addition, capital markets are becoming increasingly global which reduces the need for listings on multiple exchanges.

The Group will continue to submit an annual report on Form 20-F and quarterly reports on Form 6-K to the American Securities and Exchange Commission (SEC).

Electrolux ADRs have been listed on NASDAQ since 1987. One ADR corresponds to two B-shares. In addition to the Stockholm Stock Exchange, Electrolux shares are listed on the London Stock Exchange.

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2004, Electrolux had sales of SEK 121 billion and 72,000 employees.

Further information

For further information, please contact Investor Relations at +46 8 738 60 03. Electrolux Press Hotline is available at +46 8 657 65 07.